Exhibit 99.2

Report of Voting Results for 2018 Annual and Special Meeting of Shareholders

TORONTO, June 7, 2018 – Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual and special meeting of shareholders held on June 6, 2018 in Toronto. Shareholders voted in favor of all items of business.

The matters set out below are described in greater detail in the management proxy circular dated April 19, 2018. The votes were conducted by ballot.

1.	Election of Directors

11 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	614,016,459	98.90%	6,822,730	1.10%	620,839,189
James C. Smith	616,134,642	99.24%	4,705,346	0.76%	620,839,988
Sheila C. Bair	619,744,002	99.82%	1,095,942	0.18%	620,839,944
David W. Binet	592,289,187	95.40%	28,550,715	4.60%	620,839,902
W. Edmund Clark, C.M.	577,692,171	93.05%	43,148,501	6.95%	620,840,672
Michael E. Daniels	611,206,906	98.45%	9,634,009	1.55%	620,840,915
Vance K. Opperman	601,939,333	96.96%	18,901,255	3.04%	620,840,588
Kristin C. Peck	611,923,263	98.56%	8,912,102	1.44%	620,835,365
Barry Salzberg	618,340,221	99.60%	2,493,986	0.40%	620,834,207
Peter J. Thomson	614,457,978	98.97%	6,376,655	1.03%	620,834,633
Wulf von Schimmelmann	619,636,005	99.81%	1,198,383	0.19%	620,834,388

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
632,506,929	99.93%	425,550	0.07%	632,932,479

3.	Amendment to Articles of Amalgamation

The resolution to amend the Thomson Reuters Corporation Articles of Amalgamation as described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
620,568,032	99.96%	272,327	0.04%	620,840,359

4.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against	Total Votes
604,390,047	97.35%	16,449,555	2.65%	620, 839,602